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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                        ELECTRO-KINETIC SYSTEMS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    28511410
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                                 (CUSIP Number)




                               ROBERT M. SHEPARD
                               BALLON STOLL BADER & NADLER, P.C.
                               1450 BROADWAY, 14TH FLOOR
                               NEW YORK, NY 10018
                               (212) 575-7900
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MARCH 31, 2000
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            (Date of Event which Requires Filing of this Statement)



       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. [ ]

       NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (Page 1 of 4 Pages)

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                                                           Page  2  of  4  Pages



       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 28511410
          --------

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     1. NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY).

          ALLISON INVESTMENT CORP.  IRS #22-358-3712
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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS).

     (a) .............................................................[ ]
     (b) Please see Item 6............................................[X]
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     3. SEC USE ONLY .................................................

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     4. SOURCE OF FUNDS (SEE INSTRUCTIONS) ........... PF ............
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     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) ....................................................
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     6. CITIZENSHIP OR PLACE OF ORGANIZATION.
        DELAWARE
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Number of      7. SOLE VOTING POWER .............3,500,000 ..........
Shares         -----------------------------------------------------------------
Beneficially   8. SHARED VOTING POWER ................................
Owned by       -----------------------------------------------------------------
Each           9. SOLE DISPOSITIVE POWER .........3,500,000 ..........
Reporting      -----------------------------------------------------------------
Person         10. SHARED DISPOSITIVE POWER ..........................
With
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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON ............................ 3,500,000 ...............
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     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS) .................................. [ ]
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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
         11.0%
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     14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).
         CO

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                                                               Page 3 of 4 Pages


ITEM 1. SECURITY AND ISSUER.

          This statement relates to the Common Stock of the following corporation (the "Company"):

          ELECTRO-KINETIC SYSTEMS, INC.
          525 Washington Blvd.
          36th Floor
          Jersey City, NJ 07310

ITEM 2. IDENTITY AND BACKGROUND.

          Allison Investment Corp.
          525 Washington Blvd.
          36th Floor
          Jersey City, NJ 07310

          State of organization:   Delaware.

          Allison Investment Corp. ("AIC") is involved in the Merchant Banking business. AIC has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or subjecting it to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          AIC loaned $7,500 to the Company on March 31, 2000 in exchange for a promissory note convertible into common stock at the rate of $0.005 per share. AIC obtained the funds for the aforesaid loan from the personal funds of its shareholders.

ITEM 4. PURPOSE OF TRANSACTION.

          To help maintain the solvency of the Company

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          As a result of the loan transaction described in response to Item 3, AIC became the beneficial owner of the 1,500,000 shares into which the promissory note it received was convertible, bringing its beneficial holding of common stock from 2,000,000 shares before such transaction to 3,500,000 (11.0%) thereafter, such percentage based on the shares reported to be outstanding in the Company's 10-KSB for the fiscal year ended December 31, 1999.






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                                                               Page 4 of 4 Pages




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       - Catherine Burke, wife of Raymond L. Burke (President of the Company), owns 28.5% of the Common Stock of Allison Investment.

       - Robert Geber, Director at Electro-Kinetic Systems, Inc., owns 23% of the Common Stock of Allison Investment Corp.

       Mr. Raymond L. Burke (who beneficially owns 2,500,000 shares), his wife Catherine Burke, and Robert Geber (who beneficially owns 1,000,000 shares), are all shareholders of the Company. Together, AIC, Mr. Burke, and Mr. Geber own the aggregate l8.3% of the outstanding shares of the Company and might be considered to be acting as a group. However, they disclaim that they act as a group for purposes of Rule l3-d of the Exchange Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       There are no exhibits filed.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        5/8/00
                                    -------------------------------
                                    Date

                                    /S / RAYMOND L. BURKE

                                    -------------------------------
                                    Signature
                                       RAYMOND L. BURKE,
                                       President / CEO

                                    -------------------------------
                                    Name/Title